Exhibit (d)(7)

November 14, 2002

Fomento Económico Mexicano, S.A. de C.V.

Ave. Alfonso Reyes 2202 Nte.
Monterrey, NL 64442 Mexico

                    Attention: Mr. Federico Reyes

Coca-Cola FEMSA, S.A. de C.V.

Guillermo Gonzalez Camarena No. 600
Centro de Ciudad Santa Fe
01210 Mexico, D.F., Mexico

                    Attention: Mr. Héctor Treviño

Ladies and Gentlemen:

      Panamerican Beverages, Inc. (“Panamco”), Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) and Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”) propose to enter into discussions concerning a possible business combination involving Panamco and Coca-Cola FEMSA (a “Transaction”), and, in connection therewith, FEMSA and Coca-Cola FEMSA, together with their respective Representatives, wish to conduct an investigation of the business and properties of Panamco. The sole purpose of this investigation will be to determine whether to enter into a Transaction, including related acquisition financing arrangements. In furtherance of that objective, Panamco has consented, subject to its right to withdraw such consent, to make available to FEMSA and Coca-Cola FEMSA, together with their respective Representatives, information relating to its business and properties. The information relating to Panamco so provided by or on behalf of Panamco to FEMSA and Coca-Cola FEMSA, and any other information derived by FEMSA and Coca-Cola FEMSA or their respective directors, officers, employees, financial advisors, independent auditors, legal counsel, other agents or representatives or potential financing sources in connection with the Transaction or their counsel (their “Representatives”) from the foregoing are herein referred to as the “Evaluation Material”. In connection with the foregoing:

1.	Each of FEMSA and Coca-Cola FEMSA agrees not to use, or allow the use by any of its Representatives or controlled affiliates of, any portion of the Evaluation Material for any purpose other than evaluating a possible Transaction. For purposes of this Agreement, “affiliate” shall have the meaning given such term in Rule 12b-2 under the Securities Exchange Act of 1934.

2.	Each of FEMSA and Coca-Cola FEMSA agrees to keep confidential, and not to disclose or allow disclosure by any of its Representatives or controlled affiliates to others of any portion of, the Evaluation Material, except to its Representatives and controlled affiliates on a need to know basis after they have been informed and directed to comply with the undertakings expressly applicable to Representatives and controlled affiliates in this Agreement, and FEMSA and Coca-Cola FEMSA have notified Panamco of the identity of such Representatives (other than the identity of any directors, officers and employees) or controlled affiliates. Each of FEMSA and Coca-Cola FEMSA shall be responsible for any breach of undertakings expressly applicable to Representatives and controlled affiliates in this Agreement by its Representatives and controlled affiliates. Each of FEMSA and Coca-Cola FEMSA agrees that, if a Transaction is not consummated or if Panamco so requests, it shall promptly return to Panamco all copies of the Evaluation Material in its possession or in the possession of its Representatives or controlled affiliates, except that Evaluation Material prepared by FEMSA, Coca-Cola FEMSA or any of their respective Representatives or controlled affiliates may be destroyed rather than returned.

3.	Subject to the last sentence of paragraph 5, each of the parties hereto agrees not to disclose or allow disclosure by any of its Representatives or controlled affiliates to any person (other than to its Representatives or controlled affiliates who have been informed and directed to comply with the undertakings expressly applicable to Representatives or controlled affiliates in this Agreement or to The Coca-Cola Company) that the Evaluation Material has been made available to FEMSA and/or Coca-Cola FEMSA, that FEMSA and/or Coca-Cola FEMSA has inspected any portion of the Evaluation Material, that discussions or negotiations are taking place or have taken place concerning a possible Transaction or any of the terms, conditions or other facts with respect to any possible Transaction, including the status thereof. Until the termination of discussions among the parties regarding a Transaction, (i) FEMSA, Coca-Cola FEMSA and their respective Representatives and controlled affiliates may discuss with The Coca-Cola Company and/or its Representatives on a confidential basis any aspect of a Transaction, and (ii) notwithstanding paragraphs 2, 3 and 7, Panamco will, upon FEMSA’s or Coca-Cola FEMSA’s reasonable request, use its good faith efforts to arrange, participate in and facilitate discussions between FEMSA, Coca-Cola FEMSA and their respective Representatives and the significant holders of Panamco’s voting shares or voting trust certificates representing such voting shares and/or their Representatives regarding customary shareholder undertakings in support of a Transaction.

4.	Each party agrees that no contract or agreement providing for a Transaction shall be deemed to exist between us and/or any of our shareholders unless and until a definitive written agreement providing for a Transaction (a “Transaction Agreement”) has been executed and delivered by both parties, and each party hereby waives, in advance, any claims (including, without limitation, claims for breach of contract) in connection with any possible Transaction unless and until we shall have entered into a definitive Transaction Agreement. Each party also agrees that unless and until a definitive Transaction Agreement has been executed and delivered by both parties, neither party has any legal obligation of any kind whatsoever with respect to any Transaction by virtue of this Agreement or any other written or oral expression with respect to such Transaction except, in the case of this Agreement, for the matters specifically agreed to herein. For purposes of this paragraph, the term “definitive Transaction Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral offer, bid or proposal, or acceptance of any offer or bid, by any party.

5.	In the event that FEMSA, Coca-Cola FEMSA or any of their respective Representatives or controlled affiliates becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, FEMSA or Coca-Cola FEMSA, as applicable, shall provide Panamco with prompt prior written notice and may disclose that portion of the Evaluation Material that is legally required to be disclosed and shall cooperate with Panamco to obtain (at Panamco’s expense) assurance that confidential treatment will be accorded the Evaluation Material. In the event that any party is advised by counsel that it is required by law or stock exchange rule to make any public disclosure otherwise prohibited by paragraph 3, such party, may make such public disclosure but shall give as much prior notice as is practicable to the other parties and shall give the other parties a reasonable opportunity to comment on the proposed disclosure to the extent practicable.

6.	Until the earlier to occur of (a) the execution of a definitive Transaction Agreement and (b) 18 months from the date of this Agreement, each of FEMSA and Coca-Cola FEMSA agrees not to initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director or employee of Panamco regarding its business, operations, prospects or finances, except with the express permission of Panamco. It is further understood that all (i) communications regarding a Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings and (iv) discussions or questions regarding due diligence procedures, will be submitted or directed to JPMorgan Chase, on behalf of Panamco. Each of FEMSA and Coca-Cola FEMSA further agrees that, for a period of 18 months from the date hereof, it will not solicit or hire for employment any executive officer or employee of Panamco with whom FEMSA or Coca-Cola FEMSA had significant contact during the discussions among the parties with respect to a Transaction, it being understood that (i) a general search or advertisement shall not be deemed a solicitation in violation of this Agreement and (ii) until the termination of discussions among the parties with respect to a Transaction, Coca-Cola FEMSA and FEMSA may hold discussions with such officers and key employees of Panamco with regard to the continuation of their employment after the closing of the Transaction (such discussions to be conducted only pursuant to arrangements by JPMorgan Chase, which Panamco shall cause JPMorgan Chase to make, if so requested by Coca-Cola FEMSA or FEMSA).

7.	Each of FEMSA and Coca-Cola FEMSA agrees that, prior to the date that is 18 months from the date of this Agreement, it and its controlled affiliates will not (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities (including voting trust certificates representing such securities) or any material assets of Panamco or any of its subsidiaries, except at the specific written request of Panamco, (b) propose to enter into, directly or indirectly, any merger or other business combination or similar transaction involving Panamco or any of its subsidiaries, except at the specific written request of Panamco, (c) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any securities of Panamco or any of its subsidiaries, whether or not such solicitation is subject to the proxy rules of the Securities and Exchange Commission, (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any securities of Panamco or any of its subsidiaries, (e) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of Panamco, (f) enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other person (other than bona fide financial or other advisors who are not equity participants) regarding a Transaction or any other possible purchase or sale of any securities (including voting trust certificates representing such securities) or material assets of Panamco or any of its subsidiaries, (g) disclose any intention, plan or arrangement inconsistent with the foregoing or (h) advise, assist or encourage any other persons in connection with any of the foregoing. FEMSA and Coca-Cola FEMSA also agree during such period not to (i) request Panamco or its Representatives, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence) or (ii) take any action which might require Panamco to make a public announcement regarding the possibility of a Transaction. Notwithstanding paragraph 3 or this paragraph 7, (i) prior to the earlier of (A) the termination of discussions among the parties regarding a Transaction and (B) the sixtieth day following the date of this Agreement, Allen & Co. or Morgan Stanley, on behalf of FEMSA or Coca-Cola FEMSA, may communicate an oral proposal to JPMorgan Chase, on behalf of Panamco, regarding a Transaction, so long as each of FEMSA and Coca-Cola FEMSA takes the appropriate measures to ensure that any such proposal will not become the subject of public disclosure without the prior written consent of Panamco; (ii) after sixty days following the date of this Agreement, FEMSA and/or Coca-Cola FEMSA may make, and take such other actions as it deems reasonably necessary in support of making, a public or private proposal or offer to acquire all the outstanding shares of Panamco at a price not less than $22.00 per share of Class A Common Stock of Panamco and $38.00 per share of Class B Common Stock of Panamco (provided that the minimum per share consideration set forth in this sentence shall be appropriately adjusted to reflect any changes to Panamco’s share capital, whether resulting from issuances of new shares or options, warrants or rights to acquire shares or securities convertible for, or exchangeable into, or that represent the right to receive shares, changes in voting rights, recapitalizations, share splits or combinations, payments of dividends outside the ordinary course of business or other distributions in shares or otherwise, from the Base Case Share Structure (as defined below)), such consideration to be payable in cash (except that consideration to The Coca-Cola Company and its affiliates, as shareholders of Panamco, may be payable in the form of equity securities of Coca-Cola FEMSA) (any such proposal, a “Base Case Transaction”), and purchase (through a merger, tender offer or other structure) shares of Panamco pursuant to any such proposal or offer; and (iii) the agreements and restrictions set forth in the first sentence of this paragraph 7 shall immediately terminate and cease to be in effect if prior to the earlier of (A) the date on which FEMSA or Coca-Cola FEMSA informs Panamco in writing that it is not longer interested in pursuing a Transaction and (B) the sixtieth day following the date of this Agreement, Panamco terminates, or grants a waiver to The Coca-Cola Company from any restrictions contained in, Section 5.2 of the Amended and Restated Investment Agreement dated November 1, 1995 between The Coca-Cola Company and Panamco in connection with, or in view of, a possible merger or sale of any material assets or a majority of its outstanding stock, or any other form of significant business combination involving Panamco or any of its material subsidiaries and a counterparty other than FEMSA, Coca-Cola FEMSA or any of their controlled affiliates. “Base Case Share Structure” shall mean the share capital and option structure of Panamco described in Annex A hereto.

      This Agreement shall terminate in its entirety upon the earlier of (a) the end of two years from the date of this Agreement and (b) the consummation of a Transaction and shall terminate or be inoperative as to such portions of the Evaluation Material that, or that are derived from information that (a) are or become generally available to the public other than as a result of a disclosure by FEMSA, Coca-Cola FEMSA or their respective Representatives or controlled affiliates in violation of an applicable provision of this Agreement, (b) were known to Coca-Cola FEMSA, FEMSA or any of their respective Representatives or controlled affiliates on a nonconfidential basis prior to its disclosure to Coca-Cola FEMSA, FEMSA or any of their Representatives pursuant to this Agreement or (c) are or become available to Coca-Cola FEMSA, FEMSA or any of their respective Representatives or controlled affiliates on a nonconfidential basis from a source that is entitled to disclose the same on a nonconfidential basis (other than as a result of disclosure among FEMSA, Coca-Cola FEMSA, their respective Representatives and controlled affiliates to each other of confidential non-public information pursuant to the first sentence of paragraph 2 above).

      Each of FEMSA and Coca-Cola FEMSA hereby agrees to indemnify and hold harmless Panamco from any damage, loss, cost or liability (including reasonable legal fees and the cost of enforcing this indemnity) arising out of or resulting from any unauthorized use or disclosure by it or its Representatives or controlled affiliates of the Evaluation Material or any other breach of its obligations hereunder. Each of FEMSA and Coca-Cola FEMSA hereby acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by FEMSA or Coca-Cola FEMSA and that any such breach would cause Panamco irreparable harm. Accordingly, each of FEMSA and Coca-Cola FEMSA agrees that in the event of any breach or threatened breach of this Agreement by FEMSA or Coca-Cola FEMSA, Panamco, in addition to all other remedies available to it at law or in equity, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunction and specific performance. With respect to any breach of this Agreement by Panamco, Panamco makes agreements and acknowledgments for the benefit of the other parties that are reciprocal to those made for Panamco’s benefit in the foregoing sentences of this paragraph.

      The terms of this Agreement may be amended, modified or waived only by a separate writing signed by each party expressly so amending, modifying or waiving such terms. It is understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Each of the parties agrees and consents to personal jurisdiction and service and venue in any federal or state court within the State of New York having subject matter jurisdiction, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement. Panamco agrees that notice may be served upon it at c/o Panamco L.L.C., 701 Waterford Way, Suite 800, Miami, FL 33126, and each of FEMSA and Coca-Cola FEMSA agrees that notice may be served upon it at CT Corporation System, 111 Eighth Avenue, New York, NY 10011. This Agreement shall be governed by and construed in accordance with the laws of State of New York applicable to contracts made and to be fully performed in such State. Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this paragraph.

      This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.

      If you are in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

PANAMERICAN BEVERAGES, INC.

		By:	/s/ CRAIG D. JUNG Name: Craig D. Jung Title: President and CEO

Accepted and agreed to as of the date set forth above.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By	/s/ FEDERICO REYES Name: Federico Reyes Title: Attorney-in-Fact

COCA-COLA FEMSA, S.A. DE C.V.

By	/s/ HECTOR TREVIÑO Name: Hector Treviño Title: Attorney-in-Fact

ANNEX A

Base Case Share Structure

Shares outstanding

Class A Common Stock	110,917,043
Class B Common Stock	8,659,814
Series C Preferred Stock	2

Total	119,576,859

Options

		Weighted
	Options	average strike
	outstanding	price

Strike price range
$ 8.86 to $15.00	3,622,191	$12.536
$15.01 to $20.00	2,694,755	$16.345
$20.01 to $22.00	1,094,210	$21.116

Nonvested stock

Nonvested stock grant	700,000
% currently nonvested	66.7%

Nonvested stock remaining	466,667